UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

ZOOZ Strategy Ltd. (formerly ZOOZ Power Ltd.) (the “Company”) is hereby providing notice to its shareholders of an upcoming annual general meeting of shareholders of the Company. On or about October 27, 2025, the Company intends to commence distributing copies of its proxy statement to its shareholders and to mail to its shareholders of record a proxy statement for an annual general meeting of shareholders of the Company to be held on Friday, November 21, 2025, at 4:00 PM (Israel time) in Israel.

A copy of the notice of the annual general meeting of shareholders of the Company, the proxy statement and the proxy card are attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

In addition, as previously reported, on September 19, 2025, the Company held an Extraordinary General Meeting of Shareholders (the “Meeting”) at which the Company shareholders voted to approve, among other things, a proposal to change the Company’s name from ZOOZ Power Ltd. to ZOOZ Strategy Ltd., subject to the approval of the Israeli Registrar of Companies, and a corresponding change in the Company’s Articles of Association. On October 16, 2025, the Israeli Registrar of Companies approved the Company’s name change to ZOOZ Strategy Ltd.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K and the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statement on Form F-3, File Nos. 333-288280, 333-288916, 333-289655 and 333-290571.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of ZOOZ Strategy Ltd.
99.2	Proxy Statement
99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd.

Date: October 16, 2025	By:	/s/ Jordan Fried
	Name:	Jordan Fried
	Title:	Chief Executive Officer